UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended March 31, 2017

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AMDOCS LIMITED

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

FOR THE QUARTER ENDED MARCH 31, 2017

This report on Form 6-K shall be incorporated by reference into any Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

Item 1. Financial Statements

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(dollar and share amounts in thousands, except per share data)

	As of
	March 31, 2017	September 30, 2016
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$822,728	$768,660
Short-term interest-bearing investments	326,726	327,063
Accounts receivable, net	844,631	818,531
Prepaid expenses and other current assets	223,838	186,137

Total current assets	2,217,923	2,100,391
Equipment and leasehold improvements, net	331,523	331,728
Goodwill	2,199,006	2,211,639
Intangible assets, net	224,880	281,527
Other noncurrent assets	442,633	406,070

Total assets	$5,415,965	$5,331,355

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$175,213	$136,675
Accrued expenses and other current liabilities	618,518	611,705
Accrued personnel costs	207,725	244,299
Short-term financing arrangements	200,000	200,000
Deferred revenue	149,537	173,331

Total current liabilities	1,350,993	1,366,010
Deferred income taxes and taxes payable	225,256	227,099
Other noncurrent liabilities	286,800	284,685

Total liabilities	1,863,049	1,877,794

Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 273,011 and 270,997 issued and 146,454 and 147,134 outstanding, respectively	4,401	4,377
Additional paid-in capital	3,411,413	3,322,789
Treasury stock, at cost 126,557 and 123,863 ordinary shares, respectively	(4,184,759)	(4,024,527)
Accumulated other comprehensive income	27,510	6,095
Retained earnings	4,294,351	4,144,827

Total shareholders’ equity	3,552,916	3,453,561

Total liabilities and shareholders’ equity	$5,415,965	$5,331,355

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Three months ended March 31,		Six months ended March 31,
	2017	2016	2017	2016
Revenue	$966,009	$925,935	$1,920,736	$1,847,440
Operating expenses:
Cost of revenue	621,737	600,116	1,242,571	1,195,684
Research and development	67,303	63,711	127,293	126,198
Selling, general and administrative	114,465	114,474	238,544	234,022
Amortization of purchased intangible assets and other	28,723	27,487	56,954	51,854

	832,228	805,788	1,665,362	1,607,758

Operating income	133,781	120,147	255,374	239,682
Interest and other (expense) income, net	(468)	1,460	(3,231)	(205)

Income before income taxes	133,313	121,607	252,143	239,477
Income taxes	20,753	13,887	41,790	30,915

Net income	$112,560	$107,720	$210,353	$208,562

Basic earnings per share	$0.77	$0.72	$1.43	$1.39

Diluted earnings per share	$0.76	$0.71	$1.42	$1.37

Cash dividends declared per ordinary share	$0.220	$0.195	$0.415	$0.365

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(dollar amounts in thousands)

	Three months ended March 31,		Six months ended March 31,
	2017	2016	2017	2016
Net income	$112,560	$107,720	$210,353	$208,562
Other comprehensive income, net of tax:
Net change in fair value of cash flow hedges(1)	33,869	20,082	22,583	25,229
Net change in fair value of available-for-sale securities(2)	151	1,314	(1,168)	299

Other comprehensive income, net of tax	34,020	21,396	21,415	25,528

Comprehensive income	$146,580	$129,116	$231,768	$234,090

(1)	Net of tax (expense) of $(4,595) and $(5,737) for the three months ended March 31, 2017 and 2016, respectively, and of $(91) and $(6,720) for the six months ended March 31, 2017 and 2016, respectively.
(2)	Net of tax (expense) benefit of $(1) and $(6) for the three months ended March 31, 2017 and 2016, respectively, and of $3 and $4 for the six months ended March 31, 2017 and 2016, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollar amounts in thousands)

	Six months ended March 31,
	2017	2016
Cash Flow from Operating Activities:
Net income	$210,353	$208,562
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	109,038	104,225
Equity-based compensation expense	24,445	23,286
Deferred income taxes	16,889	(7,614)
Excess tax benefit from equity-based compensation	(2,929)	(5,248)
(Gain) loss from short-term interest-bearing investments	(17)	445
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(25,092)	(23,061)
Prepaid expenses and other current assets	(10,926)	(28,684)
Other noncurrent assets	(42,294)	3,352
Accounts payable, accrued expenses and accrued personnel	25,101	27,784
Deferred revenue	(19,932)	(3,023)
Income taxes payable, net	(8,813)	2,416
Other noncurrent liabilities	(469)	14,233

Net cash provided by operating activities	275,354	316,673

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(69,906)	(67,289)
Proceeds from sale of short-term interest-bearing investments	144,920	191,648
Purchase of short-term interest-bearing investments	(145,737)	(199,988)
Net cash paid for acquisitions	—	(24,993)
Other	1,671	(20,602)

Net cash used in investing activities	(69,052)	(121,224)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	200,000	—
Payments under financing arrangements	(200,000)	(220,000)
Repurchase of shares	(160,232)	(200,608)
Proceeds from employee stock option exercises	62,368	59,060
Payments of dividends	(57,299)	(51,262)
Excess tax benefit from equity-based compensation and other	2,929	5,244

Net cash used in financing activities	(152,234)	(407,566)

Net increase (decrease) in cash and cash equivalents	54,068	(212,117)
Cash and cash equivalents at beginning of period	768,660	1,035,573

Cash and cash equivalents at end of period	$822,728	$823,456

Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds	$28,164	$29,252
Interest	731	445

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

1. Nature of Entity and Basis of Presentation

Amdocs Limited (the “Company”) is a leading provider of software and services for communications, Pay TV, entertainment and media industry service providers, in developed countries and emerging markets. The Company and its subsidiaries operate in one segment, providing integrated products and services. The Company designs, develops, markets, supports, implements and operates customer experience solutions primarily for leading wireless, wireline, broadband, cable and satellite service providers throughout the world.

The Company is a Guernsey corporation, which directly or indirectly holds numerous wholly-owned subsidiaries around the world. The majority of the Company’s customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company’s main development facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States.

The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations for the interim periods in which changes are determined to be necessary.

The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended September 30, 2016, set forth in the Company’s Annual Report on Form 20-F filed on December 12, 2016 with the U.S. Securities and Exchange Commission, or the SEC.

Reclassification

From time to time, certain immaterial amounts in prior year financial statements may be reclassified to conform to the current year presentation.

2. Recent Accounting Standards

In January 2017, the Financial Accounting Standards Board, or FASB, issued an Accounting Standard Update, or ASU, to simplify the accounting for goodwill impairment by removing Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. As such, goodwill impairment will represent the excess of a reporting unit’s carrying amount over its fair value. This ASU will be effective for the Company’s annual or any interim goodwill impairment tests in fiscal year 2021 and thereafter.

In January 2017, the FASB issued an ASU that revises and narrows the definition of a business and provides a framework that gives entities a basis for making reasonable judgments about whether a transaction involves an asset or a business. This ASU will be effective for the Company with respect to transactions occurring on or after October 1, 2018 and early adoption is permitted.

In November 2016, the FASB issued an ASU, which requires an entity to include in its cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. The ASU will be effective for the Company beginning in the first quarter of fiscal year 2019, and early adoption is permitted. The Company currently expects adoption of this ASU will not have a material impact on its statement of cash flows.

In October 2016, as part of its simplification initiative aimed at reducing complexity in accounting standards, the FASB issued an ASU, which removes the prohibition in the current authoritative guidance for accounting for income taxes against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. The ASU will be effective for the Company on October 1, 2018, and early adoption in the first interim period of a fiscal year is permitted. The Company currently expects adoption of this ASU will not have a material impact on its consolidated financial statements.

In August 2016, the FASB issued an ASU that intends to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The ASU will be effective for the Company on October 1, 2018, and early adoption is permitted. The Company currently expects adoption of this ASU will not have a material impact on its statement of cash flows.

In June 2016, the FASB issued an ASU on accounting for credit losses, which introduces an impairment model that is based on expected losses rather than incurred losses and will apply to financial assets subject to credit losses and measured at amortized cost, and certain off-balance sheet credit exposures. The ASU will be effective for the Company beginning in the first quarter of fiscal year 2021 and earlier adoption by one year is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

In March 2016, the FASB issued an ASU on employee share-based payments. The ASU simplifies several aspects related to how share-based payments are accounted for and presented in the financial statements, including income taxes, accounting for forfeitures and classification in the statements of cash flows. This ASU will be effective for the Company on October 1, 2017, and early adoption is permitted. The Company is currently evaluating the effect that adoption of this ASU will have on its consolidated financial statements.

In February 2016, the FASB issued an ASU on accounting for leases to increase transparency and comparability by providing additional information to users of financial statements regarding an entity’s leasing activities. The ASU requires reporting entities to recognize lease assets and lease liabilities on the balance sheet for most leases, including operating leases, with a term greater than twelve months. This ASU, which will be effective for the Company beginning in the first quarter of fiscal year 2020, must be adopted using a modified retrospective method and its early adoption is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

In January 2016, the FASB issued an ASU on recognition and measurement of financial assets and financial liabilities. The ASU affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. This ASU will be effective for the Company on October 1, 2018, and early adoption is permitted. The Company expects adoption of this ASU may result in changes in its financial statements presentation but will not affect the content of its consolidated financial statements.

In September 2015, the FASB issued an ASU on simplifying the accounting for measurement-period adjustments in connection with business combinations. The ASU eliminates the requirement to restate prior period financial statements for measurement-period adjustments and requires that the cumulative impact of a measurement-period adjustment be recognized in the reporting period in which the adjustment is identified. This ASU will be effective for the Company with respect to measurement-period adjustments that occur after October 1, 2017.

In May 2014, the FASB issued an ASU on revenue from contracts with customers, or the new revenue standard, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The new revenue standard supersedes most current revenue recognition guidance and will be effective for the Company beginning in the first quarter of fiscal year 2019. In March 2016, the FASB issued ASU 2016-08 that clarifies the implementation guidance for principal versus agent considerations in the new revenue standard. In April 2016, the FASB issued ASU 2016-10 that amends the guidance in the new revenue standard related to identifying performance obligations and accounting for licenses of intellectual property. In May 2016, the FASB issued ASU 2016-12, which amends guidance in the new revenue standard on collectibility, noncash consideration, presentation of sales tax and transition. ASU 2016-08, ASU 2016-10 and ASU 2016-12 must be adopted together with the new revenue standard. The Company is evaluating the methods of its adoption, as well as the effect that adoption of the new revenue standard will have on its consolidated financial statements.

3. Fair Value Measurement

The Company accounts for certain assets and liabilities at fair value. Fair value is the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and

Level 3: Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2017 and September 30, 2016:

	As of March 31, 2017
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$406,087	$—	$—	$406,087
Corporate bonds	—	104,936	—	104,936
U.S. government treasuries	87,771	—	—	87,771
U.S. agency securities	—	56,869	—	56,869
Asset backed obligations	—	37,077	—	37,077
Commercial paper and certificates of deposit	—	35,094	—	35,094
Supranational and sovereign debt	—	8,894	—	8,894

Total available-for-sale securities	493,858	242,870	—	736,728

Derivative financial instruments, net	—	41,914	—	41,914

Other liabilities	—	—	(17,906)	(17,906)

Total	$493,858	$284,784	$(17,906)	$760,736

	As of September 30, 2016
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$449,288	$—	$—	$449,288
Corporate bonds	—	96,154	—	96,154
U.S. government treasuries	105,513	—	—	105,513
U.S. agency securities	—	48,393	—	48,393
Asset backed obligations	—	30,194	—	30,194
Commercial paper and certificates of deposit	—	42,498	—	42,498
Supranational and sovereign debt	—	8,342	—	8,342

Total available-for-sale securities	554,801	225,581	—	780,382

Derivative financial instruments, net	—	16,067	—	16,067

Other liabilities	—	—	(24,597)	(24,597)

Total	$554,801	$241,648	$(24,597)	$771,852

Available-for-sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during the three and six months ended March 31, 2017. Level 3 amounts relate to certain acquisition-related liabilities, which were valued using a Monte-Carlo simulation model. These liabilities were included in accrued expenses and other current liabilities as of March 31, 2017 and in both accrued expenses and other current liabilities and other noncurrent liabilities as of September 30, 2016. The reduction in Level 3 liabilities during the six months ended March 31, 2017 was recorded in the consolidated statements of income.

Fair Value of Financial Instruments

The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, accounts payable, accrued personnel costs, short-term financing arrangements and other current liabilities approximate their fair value because of the relatively short maturity of these items.

4. Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of March 31, 2017
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$406,087	$—	$—	$406,087
Corporate bonds	105,096	141	301	104,936
U.S. government treasuries	87,972	—	201	87,771
U.S. agency securities	57,001	—	132	56,869
Asset backed obligations	37,122	—	45	37,077
Commercial paper and certificates of deposit	35,094	—	—	35,094
Supranational and sovereign debt	8,954	—	60	8,894

Total(1)	$737,326	$141	$739	$736,728

(1)	Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of March 31, 2017, $326,726 of securities were classified as short-term interest-bearing investments and $410,002 of securities were classified as cash and cash equivalents.

	As of September 30, 2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$449,288	$—	$—	$449,288
Corporate bonds	95,852	339	37	96,154
U.S. government treasuries	105,377	151	15	105,513
U.S. agency securities	48,339	69	15	48,393
Asset backed obligations	30,121	73	—	30,194
Commercial paper and certificates of deposit	42,498	—	—	42,498
Supranational and sovereign debt	8,334	8	—	8,342

Total(2)	$779,809	$640	$67	$780,382

(2)	As of September 30, 2016, $327,063 of securities were classified as short-term interest-bearing investments and $453,319 of securities were classified as cash and cash equivalents.

As of March 31, 2017, the unrealized losses attributable to the Company’s available-for-sale securities were primarily due to credit spreads and interest rate movements. The Company assessed whether such unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, the Company did not recognize any credit losses in the six months ended March 31, 2017 and 2016. Realized gains and losses on available-for-sale securities are included in earnings and are derived using the first-in-first-out (FIFO) method for determining the cost of securities.

As of March 31, 2017, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$519,073
1 to 2 years	120,889
2 to 3 years	75,050
3 to 4 years	9,589
Thereafter	12,127

$736,728

5. Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s recognized derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $42,302 as of March 31, 2017. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of March 31, 2017. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of March 31, 2017 for forward contracts, and based on spot rates as of March 31, 2017 for options.

Notional Value*
Foreign exchange contracts	$1,366,730

*	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

The Company records all derivative instruments on the balance sheet at fair value. For further information, please see Note 3 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of March 31, 2017 and September 30, 2016, is as follows:

	As of
	March 31, 2017	September 30, 2016
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$31,061	$12,780
Other noncurrent assets	8,425	4,545
Accrued expenses and other current liabilities	(307)	(501)
Other noncurrent liabilities	—	(367)

	39,179	16,457

Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	5,864	3,516
Accrued expenses and other current liabilities	(3,129)	(3,906)

	2,735	(390)

Net fair value	$41,914	$16,067

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of approximately two years. A significant portion of the forward and option contracts outstanding as of March 31, 2017 is scheduled to mature within the next 12 months.

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive income, a separate component of shareholders’ equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated revenue from customers, are recognized immediately in interest and other (expense) income, net.

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for three and six months ended March 31, 2017 and 2016, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	Gains (Losses) Reclassified from Other Comprehensive Income (Effective Portion)
	Three months ended March 31,		Six months ended March 31,
	2017	2016	2017	2016
Line item in consolidated statements of income:
Revenue	$(30)	$221	$(86)	$574
Cost of revenue	3,847	(1,759)	4,815	(2,703)
Research and development	675	(409)	838	(692)
Selling, general and administrative	659	(624)	814	(1,114)

Total	$5,151	$(2,571)	$6,381	$(3,935)

The activity related to the changes in net unrealized gains (losses) on cash flow hedges recorded in accumulated other comprehensive income, net of tax, is as follows:

	Six months ended March 31,
	2017	2016
Net unrealized gains (losses) on cash flow hedges, net of tax, beginning of period	$12,514	$(12,152)
Changes in fair value of cash flow hedges, net of tax	28,041	21,907
Reclassification of net (gains) losses into earnings, net of tax	(5,458)	3,322

Net unrealized gains on cash flow hedges, net of tax, end of period	$35,097	$13,077

Net gains from cash flow hedges recognized in other comprehensive income were $29,055 and $28,014, or $28,041 and $21,907 net of taxes, during the six months ended March 31, 2017 and 2016, respectively.

Of the net gains related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income as of March 31, 2017, a net gain of $27,500 will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the three and six months ended March 31, 2017 and 2016, was not material.

Cash flow hedges are required to be discontinued in the event it becomes probable that the underlying forecasted hedged transaction will not occur. The Company did not discontinue any cash flow hedges during any of the periods presented nor does the Company anticipate any such discontinuance in the normal course of business.

Other Risk Management Derivatives

The Company also enters into foreign currency exchange forward and option contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense transactions.

These instruments are generally short-term in nature, with typical maturities of less than 12 months, and are subject to fluctuations in foreign exchange rates.

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the three and six months ended March 31, 2017 and 2016, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	Gains (Losses) Recognized in Income
	Three months ended March 31,		Six months ended March 31,
	2017	2016	2017	2016
Line item in consolidated statements of income:
Revenue	$—	$(34)	$—	$(109)
Cost of revenue	4,908	2,777	2,238	2,185
Research and development	902	300	546	313
Selling, general and administrative	1,207	629	546	570
Interest and other (expense) income, net	(5,156)	(9,640)	2,895	(7,286)
Income taxes	(1,569)	(950)	(920)	(1,007)

Total	$292	$(6,918)	$5,305	$(5,334)

6. Accounts Receivable, Net

Accounts receivable, net consists of the following:

	As of
	March 31, 2017	September 30, 2016
Accounts receivable — billed	$727,997	$723,921
Accounts receivable — unbilled	150,934	134,122
Less-allowances	(34,300)	(39,512)

Accounts receivable, net	$844,631	$818,531

7.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	March 31, 2017	September 30, 2016
Project-related provisions	$220,776	$208,357
Taxes payable	36,875	38,430
Dividends payable	32,223	28,693
Derivative instruments	3,436	4,407
Other	325,208	331,818

Accrued expenses and other current liabilities	$618,518	$611,705

8. Income Taxes

The provision (benefit) for income taxes for the following periods consisted of:

	Three months ended March 31,		Six months ended March 31,
	2017	2016	2017	2016
Current	$11,219	$10,904	$24,901	$38,529
Deferred	9,534	2,983	16,889	(7,614)

Income taxes	$20,753	$13,887	$41,790	$30,915

The Company’s effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

	Three months ended March 31,		Six months ended March 31,
	2017	2016	2017	2016
Statutory Guernsey tax rate	0%	0%	0%	0%
Foreign taxes	15.6	11.4	16.6	12.9

Effective income tax rate	15.6%	11.4%	16.6%	12.9%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes.

Foreign taxes in the six months ended March 31, 2017 included $5,307 of deferred income tax expense as a result of enacted changes in tax laws or rates during the three months ended December 31, 2016. Foreign taxes in the six months ended March 31, 2017 also included a benefit of $7,986 due to conclusions of tax audits in certain jurisdictions during the three months ended December 31, 2016, which resulted in a reduction to the Company’s provision for gross unrecognized tax benefits. In addition, foreign taxes in the three and six months ended March 31, 2017 included a net benefit of $9,037 due to a reduction of taxes payable, partially offset by a reduction of deferred tax asset on operating loss carryforwards of certain of the Company’s subsidiaries resulting from internal structural changes in incorporation in certain jurisdictions in which the Company operates.

Foreign taxes in the six months ended March 31, 2016 included a net benefit of $15,264 due to settlements and conclusions of tax audits in certain jurisdictions during the three months ended March 31, 2016, that resulted in a reduction to the Company’s provision for gross unrecognized tax benefits, partially offset by a decrease to the Company’s taxes receivable. Foreign taxes in the six months ended March 31, 2016 also included a provision for new uncertain tax positions of $22,309 recognized during the three months ended March 31, 2016. In addition, foreign taxes in the six months ended March 31, 2016 included a benefit of $19,963 as a result of a release of tax provision in light of a non-taxable internal capital gain recognized during the three months ended March 31, 2016.

As of March 31, 2017, deferred tax assets of $94,164, derived primarily from tax credits, net capital and operating loss carry forwards related to some of the Company’s subsidiaries, were offset by valuation allowances due to the uncertainty of realizing tax benefit for such credits and losses.

The total amount of gross unrecognized tax benefits, which includes interest and penalties, was $196,082 as of March 31, 2017, all of which would affect the effective tax rate if realized.

As of March 31, 2017, the Company had accrued $28,590 in income taxes payable for interest and penalties relating to unrecognized tax benefits.

The Company is currently under audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company generally cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

9. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended March 31,		Six months ended March 31,
	2017	2016	2017	2016
Numerator:
Net income	$112,560	$107,720	$210,353	$208,562
Less-net income and dividends attributable to participating restricted shares	(907)	(965)	(1,727)	(1,957)

Numerator for basic earnings per common share	$111,653	$106,755	$208,626	$206,605

Add-undistributed income allocated to participating restricted shares	647	703	1,227	1,442
Less-undistributed income reallocated to participating restricted shares	(641)	(694)	(1,215)	(1,421)

Numerator for diluted earnings per common share	$111,659	$106,764	$208,638	$206,626

Denominator:
Weighted average number of shares outstanding — basic	146,595	149,924	146,706	150,279
Less- weighted average number of participating restricted shares	(1,181)	(1,343)	(1,205)	(1,410)

Weighted average number of common shares — basic	145,414	148,581	145,501	148,869

Effect of assumed conversion of 0.5% convertible notes	—	5	—	7
Effect of dilutive stock options granted	1,359	2,019	1,462	2,216

Weighted average number of common shares — diluted	146,773	150,605	146,963	151,092

Basic earnings per common share	$0.77	$0.72	$1.43	$1.39

Diluted earnings per common share	$0.76	$0.71	$1.42	$1.37

For the three and six months ended March 31, 2017, 1,699 and 1,697 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options. For the three and six months ended March 31, 2016, 2,009 and 1,459 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options. Shares attributable to antidilutive outstanding stock options were not included in the calculation of diluted earnings per share.

10. Repurchase of Shares

From time to time, the Company’s Board of Directors has adopted share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. The current share repurchase plan, adopted by the Company’s Board of Directors on February 2, 2016, authorizes the repurchase of up to $750,000 of the Company’s outstanding ordinary shares with no expiration date. In the six months ended March 31, 2017, the Company repurchased approximately 2,694 ordinary shares at an average price of $59.45 per share (excluding broker and transaction fees). As of March 31, 2017, the Company had remaining authority to repurchase up to $436,583 of its outstanding ordinary shares. The authorization permits the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate.

11. Financing Arrangements

In March 2017, the Company borrowed an aggregate of $200,000 under its unsecured $500,000 five-year revolving credit facility with a syndicate of banks and repaid it in April 2017. As of March 31, 2017, the Company was in compliance with the financial covenants under the revolving credit facility.

As of March 31, 2017, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $52,703. These were supported by a combination of the uncommitted lines of credit that the Company maintains with various banks.

12. Stock Option and Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan, or Equity Incentive Plan, which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. Since its adoption, the Equity Incentive Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Equity Incentive Plan. In January 2017, the maximum number of ordinary shares authorized to be granted under the Equity Incentive Plan was increased from 62,300 to 67,550. Awards granted under the Equity Incentive Plan generally vest over a period of four years and stock options have a term of ten years.

During the six months ended March 31, 2017, the Company granted 487 restricted shares and options to purchase 1,984 ordinary shares. The weighted average fair values associated with these grants were $58.62 per restricted share and $7.61 per option.

Equity-based payments to employees, including grants of employee stock options, are recognized in the statements of income based on their fair values.

Employee equity-based compensation pre-tax expense for the three and six months ended March 31, 2017 and 2016 was as follows:

	Three months ended March 31,		Six months ended March 31,
	2017	2016	2017	2016
Cost of revenue	$4,973	$4,917	$9,971	$9,041
Research and development	901	1,018	1,800	1,860
Selling, general and administrative	4,310	4,381	12,674	12,385

Total	$10,184	$10,316	$24,445	$23,286

As of March 31, 2017, there was $56,423 of unrecognized compensation expense related to unvested stock options and unvested restricted shares. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

13. Dividends

The Company’s Board of Directors declared the following dividends during the six months ended March 31, 2017 and 2016:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
February 1, 2017	$0.220	March 31, 2017	$32,223	April 14, 2017
November 8, 2016	$0.195	December 30, 2016	$28,606	January 13, 2017

February 2, 2016	$0.195	March 31, 2016	$29,206	April 15, 2016
November 10, 2015	$0.170	December 31, 2015	$25,565	January 15, 2016

The amounts payable as a result of the February 1, 2017 and February 2, 2016 declarations were included in accrued expenses and other current liabilities as of March 31, 2017 and 2016, respectively.

On May 9, 2017, the Company’s Board of Directors approved a quarterly dividend payment of $0.22 per share, and set June 30, 2017 as the record date for determining the shareholders entitled to receive the dividend, which is payable on July 14, 2017.

14. Contingencies

Legal Proceedings

The Company is involved in various legal claims and proceedings arising in the normal course of its business. The Company accrues for a loss contingency when it determines that it is probable, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company is currently defending a lawsuit against certain of its subsidiaries in Oregon District Court alleging breach of contract and trade secret misappropriation. According to the suit, the Company improperly utilized information received in connection with its electronic payment processing solution, which is one of several components of its mobile financial services offerings. During fiscal year 2016, the District Court denied the Company’s motions to dismiss and to compel arbitration with respect to certain of the claims, and the proceedings will continue. The Company intends to continue to vigorously defend against the allegations set forth in the complaint. At this stage, the Company cannot determine that a loss amount is probable and is unable to reasonably estimate the ultimate outcome of the above suit, therefore no amounts have been accrued related to the outcome of the suit above.

Certain of the Company’s subsidiaries are currently in a dispute with a state-owned enterprise in Ecuador, which appears to have political aspects, over a contract under which the Company was providing certain services (and under which the Company does not anticipate to receive material revenues in future periods). The Company’s counterparty has claimed monetary damages and the Company intends to commence litigation asserting its defenses and counterclaims for monetary damages. The Company believes it has solid arguments and intends to vigorously defend its rights; however, the Company is unable to reasonably estimate the ultimate outcome of the above dispute.

The Company generally offers its products with a limited warranty for a period of 90 days or more. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been required after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during the six months ended March 31, 2017 and 2016.

The Company generally indemnifies its customers against claims made by third parties arising from the use of the Company’s software and certain other matters. To date, the Company has incurred and recorded immaterial costs as a result of such obligations in its consolidated financial statements.

Item 2. Operating and Financial Review and Prospects

Forward Looking Statements

This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect”, “anticipate”, “believe”, “seek”, “estimate”, “project”, “forecast”, “continue”, “potential”, “should”, “would”, “could”, and “may”, and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. Although we may elect to update forward-looking statements in the future, we disclaim any obligation to do so, even if our assumptions and projections change, except where applicable law may otherwise require us to do so. Readers should not rely on those forward-looking statements as representing our views as of any date subsequent to the date of this report.

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks, please read the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal year 2016, filed on December 12, 2016 with the U.S. Securities and Exchange Commission.

On March 29, 2017, Prime Minister of the United Kingdom (“UK”) provided written notification to the European Union (“EU”) of the UK’s intention to withdraw from the EU, which marks the opening of withdrawal negotiations between the UK and the EU, with withdrawal itself scheduled to take effect within two years from the notification date. It remains too early to predict the impact of this withdrawal on the economy in Europe, including the UK. Weakening of economic conditions or economic uncertainties may harm our business. Emergence of such conditions in the UK, or in the rest of Europe, may have an adverse impact on our revenue from Europe, which accounted for 13.8% of our total revenue in fiscal year 2016.

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for communications, Pay TV, entertainment and media industry service providers in developed countries and emerging markets. We develop, implement and manage software and services associated with business support systems (BSS), operational support systems (OSS), open network solutions and big data analytics to enable service providers to efficiently and cost-effectively introduce new products and services, such as mobile financial services, process orders, monetize data, support new business models and generally enhance their understanding of their customers. We refer to these products, systems and services collectively as customer experience solutions because of the crucial impact they have on the service providers’ end-user experience.

We believe the demand for our customer experience solutions is driven by our clients continued transformation into digital service providers that provide wireless access services, content and apps on any device through digital channels. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate themselves by delivering a customer experience that is simple, personal, contextual and valuable at every point of interaction and across all channels.

Amdocs CES (customer experience solutions) enables service providers to respond to the multidimensional digital interaction demands of customers, as a result of which service providers are expected to offer innovative and personalized services that are delivered consistently across channels and with a seamless network experience. Released in the first quarter of fiscal year 2017, Amdocs CES 10.1 spans BSS, OSS, open network solutions and big data analytics (including technologies that we acquired in connection with our recent Vindicia, Brite:Bill and Pontis acquisitions) to enable service providers to accelerate digital capabilities, increase agility, reduce total cost of ownership and progress their network functions virtualization (NFV) transformation journey. In the fourth quarter of fiscal year 2016, Amdocs launched Amdocs Optima, a converged, cloud-based, multi-tenant digital customer management and commerce platform. It serves midsized communications businesses and mobile virtual network enablers.

We also offer entertainment and media products and services for media publishers, TV networks, video streaming providers, ad agencies and advertising service providers.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, entertainment and media industry. In the six months ended March 31, 2017, customers in North America accounted for 65.8% of our revenue, while customers in Europe and the rest of the world accounted for 12.2% and 22.0%, respectively. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the UK and the United States.

We derive our revenue principally from:

•	the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,

•	providing managed services in our domain expertise and other related services, and

•	recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer’s business volume.

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectibility of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, we generally recognize initial license fee and related service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Contingent subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer’s subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Revenue from sales of hardware that functions together with the software licenses to provide the essential functionality of the product and that includes significant customization, modification, implementation and integration, is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization, implementation and modification is recognized upon delivery. Revenue from services that do not involve significant ongoing obligations is recognized as services are rendered. In managed services contracts, we typically recognize revenue from the operation of a customer’s system as services are performed based on time elapsed, output produced, volume of data processed or subscriber count, depending on the specific contract terms of the managed services arrangement. Typically, managed services contracts are long-term in duration and are not subject to seasonality. Revenue from ongoing support services is recognized as work is performed.

Revenue from third-party hardware sales is recognized upon delivery and installation and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement.

A significant portion of our revenue is recognized over the course of long-term implementation and integration projects under the percentage of completion method of accounting, usually based on a percentage that incurred labor effort to date bears to total projected labor effort. When total cost estimates exceed revenue in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the project. The percentage of completion method requires the exercise of judgment on a quarterly basis, such as with respect to estimates of progress-to-completion, contract revenue, loss contracts and contract costs. Progress in completing such projects may significantly affect our annual and quarterly operating results.

Revenue generated in connection with managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $511.1 million and $501.1 million in the three months ended March 31, 2017 and 2016, respectively, and $1.01 billion and $0.99 billion in the six months ended March 31, 2017 and 2016, respectively. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer’s systems. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time.

Recent Accounting Standards

In January 2017, the Financial Accounting Standards Board, or FASB, issued an Accounting Standard Update, or ASU, to simplify the accounting for goodwill impairment by removing Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. As such, goodwill impairment will represent the excess of a reporting unit’s carrying amount over its fair value. This ASU will be effective for our annual or any interim goodwill impairment tests in fiscal year 2021 and thereafter.

In January 2017, the FASB issued an ASU that revises and narrows the definition of a business and provides a framework that gives entities a basis for making reasonable judgments about whether a transaction involves an asset or a business. This ASU will be effective for us with respect to transactions occurring on or after October 1, 2018 and early adoption is permitted.

In November 2016, the FASB issued an ASU, which requires an entity to include in its cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. The ASU will be effective for us beginning in the first quarter of fiscal year 2019, and early adoption is permitted. We currently expect adoption of this ASU will not have a material impact on our statement of cash flows.

In October 2016, as part of its simplification initiative aimed at reducing complexity in accounting standards, the FASB issued an ASU which removes the prohibition in the current authoritative guidance for accounting for income taxes against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. The ASU will be effective for us on October 1, 2018, and early adoption in the first interim period of a fiscal year is permitted. We currently expect adoption of this ASU will not have a material impact on our consolidated financial statements.

In August 2016, the FASB issued an ASU that intends to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The ASU will be effective for us on October 1, 2018, and early adoption is permitted. We currently expect adoption of this ASU will not have a material impact on our statement of cash flows.

In June 2016, the FASB issued an ASU on accounting for credit losses, which introduces an impairment model that is based on expected losses rather than incurred losses and will apply to financial assets subject to credit losses and measured at amortized cost, and certain off-balance sheet credit exposures. The ASU will be effective for us beginning in the first quarter of fiscal year 2021 and earlier adoption by one year is permitted. We are currently evaluating the impact of adoption of this ASU on our consolidated financial statements.

In March 2016, the FASB issued an ASU on employee share-based payments. The ASU simplifies several aspects related to how share-based payments are accounted for and presented in the financial statements, including income taxes, accounting for forfeitures and classification in the statements of cash flows. This ASU will be effective for us on October 1, 2017, and early adoption is permitted. We are currently evaluating the effect that adoption of this ASU will have on our consolidated financial statements.

In February 2016, the FASB issued an ASU on accounting for leases to increase transparency and comparability by providing additional information to users of financial statements regarding an entity’s leasing activities. The ASU requires reporting entities to recognize lease assets and lease liabilities on the balance sheet for most leases, including operating leases, with a term greater than twelve months. This ASU, which will be effective for us beginning in the first quarter of fiscal year 2020, must be adopted using a modified retrospective method and its early adoption is permitted. We are currently evaluating the impact of adoption of this ASU on our consolidated financial statements.

In January 2016, the FASB issued an ASU on recognition and measurement of financial assets and financial liabilities. The ASU affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. This ASU will be effective for us on October 1, 2018, and early adoption is permitted. We expect adoption of this ASU may result in changes in our financial statements presentation but will not affect the content of our consolidated financial statements.

In September 2015, the FASB issued an ASU on simplifying the accounting for measurement-period adjustments in connection with business combinations. The ASU eliminates the requirement to restate prior period financial statements for measurement-period adjustments and requires that the cumulative impact of a measurement-period adjustment be recognized in the reporting period in which the adjustment is identified. This ASU will be effective for us with respect to measurement-period adjustments that occur after October 1, 2017.

In May 2014, the FASB issued an ASU on revenue from contracts with customers, or the new revenue standard, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The new revenue standard supersedes most current revenue recognition guidance and will be effective for us beginning in the first quarter of fiscal year 2019. In March 2016, the FASB issued ASU 2016-08 that clarifies the implementation guidance for principal versus agent considerations in the new revenue standard. In April 2016, the FASB issued ASU 2016-10 that amends the guidance in the new revenue standard related to identifying performance obligations and accounting for licenses of intellectual property. In May 2016, the FASB issued ASU 2016-12, which amends guidance in the new revenue standard on collectibility, noncash consideration, presentation of sales tax and transition. ASU 2016-08, ASU 2016-10 and ASU 2016-12 must be adopted together with the new revenue standard. We are evaluating the methods of our adoption, as well as the effect that adoption of the new revenue standard will have on our consolidated financial statements.

Results of Operations

The following table sets forth for the three and six months ended March 31, 2017 and 2016, certain items in our consolidated statements of income reflected as a percentage of revenue:

	Three months ended March 31,		Six months ended March 31,
	2017	2016	2017	2016
Revenue	100%	100%	100%	100%
Operating expenses:
Cost of revenue	64.4	64.8	64.7	64.7
Research and development	7.0	6.9	6.6	6.8
Selling, general and administrative	11.8	12.3	12.4	12.7
Amortization of purchased intangible assets and other	3.0	3.0	3.0	2.8

	86.2	87.0	86.7	87.0

Operating income	13.8	13.0	13.3	13.0
Interest and other (expense) income, net	0.0	0.1	(0.2)	0.0

Income before income taxes	13.8	13.1	13.1	13.0
Income taxes	2.1	1.5	2.1	1.7

Net income	11.7%	11.6%	11.0%	11.3%

Six Months Ended March 31, 2017 and 2016

The following is a tabular presentation of our results of operations for the six months ended March 31, 2017 compared to the six months ended March 31, 2016. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Six months ended March 31,		Increase (Decrease)
	2017	2016	Amount	%
	(in thousands)
Revenue	$1,920,736	$1,847,440	$73,296	4.0%
Operating expenses:
Cost of revenue	1,242,571	1,195,684	46,887	3.9
Research and development	127,293	126,198	1,095	0.9
Selling, general and administrative	238,544	234,022	4,522	1.9
Amortization of purchased intangible assets and other	56,954	51,854	5,100	9.8

	1,665,362	1,607,758	57,604	3.6

Operating income	255,374	239,682	15,692	6.5
Interest and other expense, net	3,231	205	3,026	1,476.1

Income before income taxes	252,143	239,477	12,666	5.3
Income taxes	41,790	30,915	10,875	35.2

Net income	$210,353	$208,562	$1,791	0.9%

Revenue. Revenue increased by $73.3 million, or 4.0%, to $1,920.7 million in the six months ended March 31, 2017, from $1,847.4 million in the six months ended March 31, 2016. The increase in revenue was attributable to increased activity in North America partially offset by lower revenue from Europe. The increase in revenue was also positively affected by activities related to Vindicia, Brite:Bill and Pontis, which we acquired in September 2016.

Revenue attributable to the sale of customer experience solutions increased by $89.8 million, or 5.0%, to $1,886.5 million in the six months ended March 31, 2017, from $1,796.7 million in the six months ended March 31, 2016. The increase in revenue was attributable to increased activity in North America partially offset by lower revenue from Europe. Revenue resulting from the sale of customer experience solutions represented 98.2% and 97.3% of our total revenue in the six months ended March 31, 2017 and 2016.

Revenue attributable to the sale of directory systems decreased by $16.5 million, or 32.5%, to $34.2 million in the six months ended March 31, 2017, from $50.7 million in the six months ended March 31, 2016. This decrease was primarily attributable to continued slowness in the directory systems market and we anticipate revenue from the sale of directory systems will continue to decline in fiscal year 2017. Revenue from the sale of directory systems represented 1.8% and 2.7% of our total revenue in the six months ended March 31, 2017 and 2016.

In the six months ended March 31, 2017, revenue from customers in North America, Europe and the rest of the world accounted for 65.8%, 12.2% and 22.0%, respectively, of total revenue, compared to 63.0%, 14.5% and 22.5%, respectively, the six months ended March 31, 2016. The increase in the percentage of revenue from customers in North America was primarily attributable to increased activity with several customers, particularly AT&T and Pay TV service providers. The decrease in revenue from customers in Europe was attributable to lower revenue from transformation and implementation projects, as well as to negative impact from foreign exchange fluctuations. Revenue from customers in the rest of the world slightly increased during the six months ended March 31, 2017, while total revenue increased at a higher rate, which resulted in a decrease in revenue from customers in the rest of the world as a percentage of total revenue.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $46.9 million, or 3.9%, to $1,242.6 million in the six months ended March 31, 2017, from $1,195.7 million in the six months ended March 31, 2016. As a percentage of revenue, cost of revenue remained flat at 64.7% from the six months ended March 31, 2016 to the six months ended March 31, 2017, as a result of a gain resulting from changes in fair value of certain acquisition-related liabilities recognized in the six months ended March 31, 2017, which was offset by our activity outside of our established markets, where we continued our penetration efforts in order to expand our business into those markets.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $1.1 million, or 0.9%, to $127.3 million in the six months ended March 31, 2017, from $126.2 million in the six months ended March 31, 2016. Research and development expense decreased as a percentage of revenue from 6.8% in the six months ended March 31, 2016, to 6.6% in the six months ended March 31, 2017. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, increased by $4.5 million, or 1.9%, to $238.5 million in the six months ended March 31, 2017, from $234.0 million in the six months ended March 31, 2016. The increase in selling, general and administrative expense was primarily attributable to activities related to Vindicia, Brite:Bill and Pontis, which we acquired in September 2016. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the six months ended March 31, 2017, increased by $5.1 million to $57.0 million from $51.9 million in the six months ended March 31, 2016. The increase in amortization of purchased intangible assets and other was primarily attributable to an increase in amortization of intangible assets due to the acquisitions of Vindicia, Brite:Bill and Pontis, partially offset by timing of amortization charges of previously purchased intangible assets.

Operating Income. Operating income increased by $15.7 million, or 6.5%, in the six months ended March 31, 2017, to $255.4 million, or 13.3% of revenue, from $239.7 million, or 13.0% of revenue, in the six months ended March 31, 2016. The increase in operating income as a percentage of revenue was attributable to operating expenses, particularly selling, general and administrative expense, increasing at a lower rate than revenue. The increase in operating income was also positively affected by foreign exchange impacts on our operating expenses.

Interest and Other Expense, Net. Interest and other expense, net, increased from $0.2 million in the six months ended March 31, 2016 to $3.2 million in the six months ended March 31, 2017. The increase in interest and other expense, net, was primarily attributable to foreign exchange impacts.

Income Taxes. Income taxes for the six months ended March 31, 2017 were $41.8 million on pre-tax income of $252.1 million, resulting in an effective tax rate of 16.6%, compared to 12.9% in the six months ended March 31, 2016. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 8 to our consolidated financial statements.

Net Income. Net income increased by $1.8 million, or 0.9%, to $210.4 million in the six months ended March 31, 2017, from $208.6 million in the six months ended March 31, 2016. The increase in net income was attributable to the increase in operating income, partially offset by the increase in income taxes coupled with the increase in interest and other expense, net.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.05, or 3.6%, to $1.42 in the six months ended March 31, 2017, from $1.37 in the six months ended March 31, 2016. The increase in diluted earnings per share was primarily attributable to the decrease in the diluted weighted average number of shares outstanding, as well as to the increase in net income.

Three Months Ended March 31, 2017 and 2016

The following is a tabular presentation of our results of operations for the three months ended March 31, 2017 compared to the three months ended March 31, 2016. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended March 31,		Increase (Decrease)
	2017	2016	Amount	%
	(in thousands)
Revenue	$966,009	$925,935	$40,074	4.3%
Operating expenses:
Cost of revenue	621,737	600,116	21,621	3.6
Research and development	67,303	63,711	3,592	5.6
Selling, general and administrative	114,465	114,474	(9)	0.0
Amortization of purchased intangible assets and other	28,723	27,487	1,236	4.5

	832,228	805,788	26,440	3.3

Operating income	133,781	120,147	13,634	11.3
Interest and other (expense) income, net	(468)	1,460	(1,928)	(132.1)

Income before income taxes	133,313	121,607	11,706	9.6
Income taxes	20,753	13,887	6,866	49.4

Net income	$112,560	$107,720	$4,840	4.5%

Revenue. Revenue increased by $40.1 million, or 4.3%, to $966.0 million in the three months ended March 31, 2017, from $925.9 million in the three months ended March 31, 2016. The increase in revenue was attributable to increased activity in North America, as well as in the rest of the world, partially offset by lower revenue from Europe. The increase in revenue was also positively affected by activities related to Vindicia, Brite:Bill and Pontis, which we acquired in September 2016.

Revenue attributable to the sale of customer experience solutions increased by $46.3 million, or 5.1%, to $948.6 million in the three months ended March 31, 2017, from $902.3 million in the three months ended March 31, 2016. The increase in revenue was attributable to increased activity in North America, as well as in the rest of the world, partially offset by lower revenue from Europe. Revenue resulting from the sale of customer experience solutions represented 98.2% and 97.5% of our total revenue in the three months ended March 31, 2017 and 2016, respectively.

Revenue attributable to the sale of directory systems decreased by $6.2 million, or 26.3%, to $17.4 million in the three months ended March 31, 2017, from $23.6 million in the three months ended March 31, 2016. This decrease was primarily attributable to continued slowness in the directory systems market and we anticipate revenue from the sale of directory systems will continue to decline in fiscal year 2017. Revenue from the sale of directory systems represented 1.8% and 2.5% of our total revenue in the three months ended March 31, 2017 and 2016, respectively.

In the three months ended March 31, 2017, revenue from customers in North America, Europe and the rest of the world accounted for 65.9%, 11.9% and 22.2%, respectively, of total revenue, compared to 63.3%, 15.1% and 21.6%, respectively, in the three months ended March 31, 2016. The increase in the percentage of revenue from customers in North America was primarily attributable to increased activity with several customers, particularly AT&T and Pay TV service providers. The decrease in revenue from customers in Europe was primarily attributable to lower revenue from transformation and implementation projects. Revenue from customers in the rest of the world increased as a percentage of total revenue mainly as a result of higher revenue from managed services arrangements for customer experience solutions.

Cost of Revenue. Cost of revenue increased by $21.6 million, or 3.6%, to $621.7 million in the three months ended March 31, 2017, from $600.1 million in the three months ended March 31, 2016. As a percentage of revenue, cost of revenue decreased to 64.4% in the three months ended March 31, 2017, from 64.8% in the three months ended March 31, 2016. The increase in the gross margin in the three months ended March 31, 2017 was primarily attributable to a gain resulting from changes in fair value of certain acquisition-related liabilities recognized in the three months ended March 31, 2017, which was partially offset by our activity outside of our established markets, where we continued our penetration efforts in order to expand our business into those markets.

Research and Development. Research and development expense increased by $3.6 million, or 5.6%, to $67.3 million in the three months ended March 31, 2017, from $63.7 million in the three months ended March 31, 2016. Research and development expense as a percentage of revenue increased to 7.0% in the three months ended March 31, 2017, from 6.9% in the three months ended March 31, 2016.

Selling, General and Administrative. Selling, general and administrative expense remained flat at $114.5 million from the three months ended March 31, 2016 to the three months ended March 31, 2017.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the three months ended March 31, 2017, increased by $1.2 million to $28.7 million from $27.5 million in the three months ended March 31, 2016. The increase in amortization of purchased intangible assets and other was primarily attributable to an increase in amortization of intangible assets due to the acquisitions of Vindicia, Brite:Bill and Pontis, partially offset by timing of amortization charges of previously purchased intangible assets.

Operating Income. Operating income increased by $13.6 million, or 11.3%, in the three months ended March 31, 2017, to $133.8 million, or 13.8% of revenue, from $120.1 million, or 13.0% of revenue, in the three months ended March 31, 2016. The increase in operating income as a percentage of revenue was attributable to operating expenses, particularly cost of revenue, increasing at a lower rate than revenue. The increase in operating income was also positively affected by foreign exchange impacts on our operating expenses.

Interest and Other (Expense) Income, Net. Interest and other (expense) income, net, changed from a net gain of $1.5 million in the three months ended March 31, 2016 to a net loss of $0.5 million in the three months ended March 31, 2017. This change in interest and other (expense) income, net, was primarily attributable to foreign exchange impacts.

Income Taxes. Income taxes for the three months ended March 31, 2017 were $20.8 million on pre-tax income of $133.3 million, resulting in an effective tax rate of 15.6%, compared to 11.4% in the three months ended March 31, 2016. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 8 to our consolidated financial statements.

Net Income. Net income increased by $4.8 million, or 4.5%, to $112.6 million in the three months ended March 31, 2017, from $107.7 million in the three months ended March 31, 2016. The increase in net income was primarily attributable to the increase in operating income, partially offset by the increase in income taxes.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.05, or 7.0%, to $0.76 in the three months ended March 31, 2017, from $0.71 in the three months ended March 31, 2016. The increase in diluted earnings per share was attributable to the increase in net income, as well as to the decrease in the diluted weighted average number of shares outstanding.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Interest-Bearing Investments. Cash, cash equivalents and short-term interest-bearing investments, net of short-term debt, totaled $949.5 million as of March 31, 2017, compared to $895.7 million as of September 30, 2016. The increase was mainly attributable to $275.4 million in positive cash flow from operations and $62.4 million of proceeds from stock option exercises, partially offset by $160.2 million used to repurchase our ordinary shares, $69.9 million for capital expenditures, net, and $57.3 million of cash dividend payment. Net cash provided by operating activities amounted to $275.4 million and $316.7 million in the six months ended March 31, 2017 and 2016, respectively.

Our policy is to retain sufficient cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs and to fund share repurchases and the payment of cash dividends for at least the next twelve months.

As a general long-term guideline, we expect to retain a portion of our free cash flow (calculated as cash flow from operations less net capital expenditures and other) to support the growth of our business, including possible mergers and acquisitions, with the majority returned to our shareholders through share repurchases and dividends. Our actual share repurchase activity and payment of future dividends, if any, may vary quarterly or annually and will be based on several factors including our financial performance, outlook and liquidity, the size of possible mergers and acquisitions activity, financial market conditions and prevailing industry conditions.

Our interest-bearing investments are classified as available-for-sale securities. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, corporate bonds and U.S. agency securities. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive income, net of tax, unless a security is other than temporarily impaired, in which case the loss is recorded in the consolidated statements of income. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During the six months ended March 31, 2017 and 2016, we did not recognize any credit losses. Please see Notes 3 and 4 to the consolidated financial statements.

Revolving Credit Facility, Letters of Credit, Guarantees and Contractual Obligations. In March 2017, we borrowed an aggregate of $200.0 million under our unsecured $500 million revolving credit facility with a syndicate of banks and repaid it in April 2017. As of March 31, 2017, we were in compliance with the financial covenants under the revolving credit facility.

As of March 31, 2017, we had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $52.7 million. These were supported by a combination of the uncommitted lines of credit that we maintain with various banks.

We have contractual obligations for our non-cancelable operating leases, long-term debt, purchase obligations, pension funding and unrecognized tax benefits summarized in the disclosure of contractual obligations set forth in our Annual Report on Form 20-F for the fiscal year ended September 30, 2016, filed on December 12, 2016 with the SEC. Since September 30, 2016, there have been no material changes in our aggregate contractual obligations.

Capital Expenditures. Generally, 80% to 90% of our capital expenditures consist of purchases of computer equipment, and the remainder is attributable mainly to leasehold improvements. Our capital expenditures were approximately $69.9 million in the six months ended March 31, 2017 and were mainly attributable to investments in our operating facilities and our development centers around the world. Our policy is to fund our capital expenditures from operating cash flows and we do not anticipate any changes to this policy in the foreseeable future.

Share Repurchases. From time to time, our Board of Directors has adopted share repurchase plans authorizing the repurchase of our outstanding ordinary shares. The current share repurchase plan, adopted by our Board of Directors on February 2, 2016, authorizes the repurchase of up to $750.0 million of the Company’s outstanding ordinary shares with no expiration date. In the six months ended March 31, 2017, we repurchased approximately 2.7 million ordinary shares at an average price of $59.45 per share (excluding broker and transaction fees). As of March 31, 2017, we had remaining authority to repurchase up to $436.6 million of our outstanding ordinary shares. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate.

Cash Dividends. Our Board of Directors declared the following dividends during the six months ended March 31, 2017 and 2016:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount (In millions)	Payment Date
February 1, 2017	$0.220	March 31, 2017	$32.2	April 14, 2017
November 8, 2016	$0.195	December 30, 2016	$28.6	January 13, 2017

February 2, 2016	$0.195	March 31, 2016	$29.2	April 15, 2016
November 10, 2015	$0.170	December 31, 2015	$25.6	January 15, 2016

On May 9, 2017, our Board of Directors approved a quarterly dividend payment of $0.22 per share, and set June 30, 2017 as the record date for determining the shareholders entitled to receive the dividend, which is payable on July 14, 2017.

Our Board of Directors considers on a quarterly basis whether to declare and pay, if any, a dividend in accordance with the terms of the dividend program, subject to applicable Guernsey law and based on several factors including our financial performance, outlook and liquidity. Guernsey law requires that our Board of Directors consider a dividend’s effects on our solvency before it may be declared or paid. While the Board of Directors will have the authority to reduce the quarterly dividend or discontinue the dividend program should it determine that doing so is in the best interests of our shareholders or is necessary pursuant to Guernsey law, any increase to the per share amount or frequency of the dividend would require shareholder approval.

Currency Fluctuations

We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group. The U.S. dollar is our functional currency according to the salient economic factors as indicated in the authoritative guidance for foreign currency matters. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

During the six months ended March 31, 2017 and 2016, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers seek contracts in currencies other than the U.S. dollar and as our operational activities outside of the United States may increase, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease over time, which may increase our exposure to fluctuations in currency exchange rates. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, when cost-effective.

PART II OTHER INFORMATION

Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities.

Ordinary Shares

The following table provides information about purchases by us and our affiliated purchasers during the three months ended March 31, 2017 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
01/01/17-01/31/17	442,636	$58.74	442,636	$490,576,418
02/01/17-02/28/17	416,928	$59.24	416,928	$465,877,025
03/01/17-03/31/17	475,806	$61.57	475,806	$436,582,566

Total	1,335,370	$59.90	1,335,370	$436,582,566

(1)	Excludes broker and transaction fees.
(2)	In February 2016, our Board of Directors adopted a share repurchase plan authorizing the repurchase of up to $750.0 million of our outstanding ordinary shares, which has no expiration date. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate.

Item 2. Reports on Form 6-K

The Company furnished or filed the following reports on Form 6-K during the three months ended March 31, 2017:

(1)	Form 6-K dated January 30, 2017

(2)	Form 6-K dated February 1, 2017

(3)	Form 6-K dated February 13, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: May 22, 2017